SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Juniper Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

28203R104
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Mitchell L. Gaynor
Vice President and General Counsel
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089-1206
(408) 745-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Katharine A. Martin, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$34,323,221.93	$1,053.72

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for amendment will be tendered pursuant to this offer. These options have an aggregate value of $34,323,221.93 as of March 8, 2007, calculated based on a modified Black-Scholes option pricing model.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,053.72
Form or Registration No.:	005-57757
Filing party:	Juniper Networks, Inc.
Date filed:	March 12, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third party tender offer subject to Rule 14d-1.
  ☑ issuer tender offer subject to Rule 13e-4.
  ☐ going-private transaction subject to Rule 13e-3.
  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (the “Amendment”) amends the Tender Offer Statement on Schedule TO relating to an offer (the “Offer”) by Juniper Networks, Inc., a Delaware corporation (“Juniper” or the “Company”), to amend certain options (the “Tainted Options”) granted under the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan and the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (together, the “Juniper Stock Plans”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s grant date, as determined by Juniper for financial accounting purposes, (ii) if held by an Eligible Employee (as defined below) who is subject to taxation in the U.S. (“eligible U.S. employees”), the options were unvested, either in whole or in part, as of December 31, 2004, and (iii) that are outstanding as of the last date on which the Offer remains open for acceptance.

Eligible participants may elect to (i) amend all of their Tainted Options to increase the exercise price per share to the fair market value of a share of the common stock of Juniper Networks, Inc. on the option’s grant date, as determined by Juniper for financial accounting purposes, and (ii) receive a cash payment. The amount of the cash payment to eligible U.S. employees participating in the Offer will be, for each Tainted Option amended in the Offer, 105% of the difference between the new exercise price and the original exercise price per share (the “exercise price increase”), multiplied by the number of unexercised shares subject to the Tainted Option amended in the Offer (the “aggregate exercise price increase”). Eligible U.S. employees will receive cash payments on the first payroll date in 2008. Eligible Employees (as defined below) subject to taxation in Canada but not the U.S. (“eligible Canada employees”) who participate in the offer will receive a cash payment equal to 100% of the aggregate exercise price increase plus a cash payment equal to the aggregate exercise price increase divided by 70.13%, minus the aggregate exercise price increase (the “gross-up amount”), for each Tainted Option amended in the Offer. Eligible Canada employees will receive cash payments promptly following the date the tendered options are amended. All such payments will be subject to any applicable tax withholding. Cash payments will not be subject to any further vesting conditions and will be made without regard to whether the Tainted Option is vested and whether an eligible participant is an employee or other service provider of the Company at the time of payment.

The offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated March 12, 2007 (the “Offer to Amend”), as amended March 20, 2007, (ii) the related e-mail from Mitchell Gaynor dated March 12, 2007, (iii) the Election Agreement Terms and Conditions and (iv) the intranet page containing the addendum/options history and accept/reject icons. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An “Eligible Employee” refers to each employee of Juniper or one of its subsidiaries who remains an employee on the last date on which the Offer remains open for acceptance and who is subject to taxation in the United States or Canada but who, as of the last date which the Offer remains open for acceptance, is not and never has been an officer or director of the Company as contemplated by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment reflects amendments which were made to page 41 and Schedule A of the Offer to Amend Certain attached to the Schedule TO as Exhibit (a)(1)(A).

The paragraph numbered “4” under Item 17 on page 41 of the Offer to Amend is hereby amended and restated as follows:

“4. Our Current Report on Form 8-K, filed with the SEC on January 8, 2007; Current Report on Form 8-K, filed with the SEC on January 30, 2007; Current Report on Form 8-K, filed with the SEC on February 8, 2007; Current Report on Form 8-K, filed with the SEC on February 21, 2007; Current Report on Form 8-K, filed with the SEC on March 5, 2007; two Current Reports on Form 8-K, filed with the SEC on March 12, 2007; and Current Report on Form 8-K, filed with the SEC on March 13, 2007 (other than the portions of these documents not deemed to be filed).”

Schedule A of the Offer to Amend is hereby amended as follows:

A footnote “(1)” has been added next to the name of Robert R.B. Dykes as follows:

“Mr. Robert Dykes, Executive Vice President, Business Operations and Chief Financial Officer, announced his resignation on March 12, 2007. Mr. Dykes will continue in his current role with Juniper through the end of April 2007.”

A footnote “(2)” has been added next to the name of Mr. Robert Sturgeon as follows:

“Mr. Robert Sturgeon, Executive Vice President, Service Layer Technology Group and General Manager, Enterprise Business Team, announced his resignation on March 12, 2007. Mr. Sturgeon will continue in his current role with Juniper through the end of March 2007.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and restated as follows:

Exhibit Number	Description

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 12, 2007, as amended March 20, 2007
(a)(1)(B)*	E-mail to all eligible employees from Mitchell Gaynor, dated March 12, 2007
(a)(1)(C)*	Form of election agreement terms and conditions
(a)(1)(D)*	Offer to amend website pages
(a)(1)(E)*	Form of addendum
(a)(1)(F)*	Form of amendment(s) to stock option agreements and promise to make cash payment
(a)(1)(G)*	Forms of confirmation e-mails
(a)(1)(H)*	Forms of reminder e-mails
(a)(1)(I)(i)*	Presentation materials for eligible U.S. employees
(a)(1)(I)(ii)*	Presentation materials for eligible Canada employees
(a)(1)(J)(i)*	Form of stock option agreement under the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.16 from the Company’s Form 10-Q filed with the SEC on November 2, 2004)
(a)(1)(J)(ii)*	Form of stock option agreement under the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.6 from the Company’s Form 10-K filed with the SEC on March 4, 2005)
(a)(1)(J)(iii)*	Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form 8-K filed with the SEC on November 9, 2005)
(a)(1)(J)(iv)*	Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form S-8 filed with the SEC on July 9, 2002)
(b)	Not applicable
(d)(1)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Juniper Networks, Inc.

/s/  Mitchell L. Gaynor
Mitchell L. Gaynor
Vice President and General Counsel

Date: March 20, 2007

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 12, 2007, as amended March 20, 2007
(a)(1)(B)*	E-mail to all eligible employees from Mitchell Gaynor, dated March 12, 2007
(a)(1)(C)*	Form of election agreement terms and conditions
(a)(1)(D)*	Offer to amend website pages
(a)(1)(E)*	Form of addendum
(a)(1)(F)*	Form of amendment(s) to stock option agreements and promise to make cash payment
(a)(1)(G)*	Forms of confirmation e-mails
(a)(1)(H)*	Forms of reminder e-mails
(a)(1)(I)(i)*	Presentation materials for eligible U.S. employees
(a)(1)(I)(ii)*	Presentation materials for eligible Canada employees
(a)(1)(J)(i)*	Form of stock option agreement under the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.16 from the Company’s Form 10-Q filed with the SEC on November 2, 2004)
(a)(1)(J)(ii)*	Form of stock option agreement under the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.6 from the Company’s Form 10-K filed with the SEC on March 4, 2005)
(a)(1)(J)(iii)*	Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form 8-K filed with the SEC on November 9, 2005)
(a)(1)(J)(iv)*	Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form S-8 filed with the SEC on July 9, 2002)
(b)	Not applicable
(d)(1)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.